EXHIBIT 99.1
Third Quarter Report
Three and Nine Months Ended September 30, 2021
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and nine months ended September 30, 2021. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the limited operating history of Sphere 3D; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Sphere 3D historically focused on providing solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. These solutions can be deployed through a public, private or hybrid cloud and are delivered both directly and through resellers and augmented through our professional services capabilities and offerings. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals. Subsequent to the third quarter of 2021, the Company entered into a definitive agreement to sell the SnapServer® product line and associated assets.
In April 2021, the Company sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through the Company’s wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”).
In August 2021, MEOA consummated its initial public offering (the “IPO”) and issued units which were comprised of one share of Class A common stock and one redeemable warrant. Also in August 2021, and simultaneously with the consummation of the IPO, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in MEOA Sponsor. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination. On October 18, 2021, the securities comprising the units begin separate trading, the Class A common stock and warrants are listed on the NASDAQ Capital Market under the symbols “MEOA” and “MEOAW,” respectively.
The Company has commenced planning and entered into a series of agreements that will enable it to enter the cryptocurrency mining industry.
Merger Agreement
On June 3, 2021, the Company entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. (“Gryphon”), a privately held company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. Its Bitcoin mining operation has a zero-carbon footprint and Gryphon's long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, one hundred percent renewable energy supply. Upon completion of the merger, the Company will change its name to Gryphon Digital Mining, Inc.
As consideration for the merger transaction, the Company expects to issue 111,000,000 common shares to the shareholders of Gryphon, subject to adjustment, such that on closing, the Sphere 3D shareholders are projected to own approximately 62% of the Company and Gryphon shareholders will own the remaining 38%, on a fully-diluted basis. The merger is expected to close in the first quarter of 2022, subject to the approval of the shareholders of each company, as well as other closing conditions, including the registration statement for the merger shares to be issued being declared effective by the Securities and Exchange Commission (“SEC”), and the Company's pending merger listing being approved by the Nasdaq, SEC and other applicable regulatory bodies. Upon a successful closing of the merger, and all regulatory approvals, the Company will continue to trade on the NASDAQ. The transaction has been approved by the board of directors of both companies. PGP Capital Advisors, LLC acted as financial advisor and has provided a fairness opinion in support of the transaction to the board of directors of Sphere 3D. The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.

In October 2021, the Company entered into an agreement with Gryphon for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 14 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services.
Terminated Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
Third Quarter of 2021 and Recent Key Events Include:
•On October 14, 2021, the Company and Filecoiner, Inc. (“Filecoiner”) entered into an acquisition agreement under which Sphere's wholly-owned subsidiary HVE sold the assets, including intellectual property, associated with Sphere’s Snap product line to Filecoiner, in exchange for shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) with an aggregate stated value equal to $8.0 million. The preferred shares have a liquidation preference of $1,000 per share, do not accrue dividends nor have voting rights. Filecoiner will use 1.5% of its annual gross revenue to redeem any outstanding shares of Filecoiner Series B Preferred Stock. This amount will be paid to the holder of the Filecoiner Series B Preferred Stock within 15 days of the completion of Filecoiner's audited financial statements. During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time into a number of shares of common stock determined by dividing (i) the original issue price by (ii) the conversion price then in effect. The initial conversion price for the Series B Preferred Stock shall be equal to $8.00 per share. The conversion price from time to time in effect is subject to adjustment as hereinafter provided in the Filecoiner acquisition agreement. The Company is performing the operating duties for the Snap product line on behalf of Filecoiner. The Company expects to continue to provide this service for a period time and is in process of finalizing a transition services agreement.
•On October 14, 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner at a price equal to $4.00 per share.
•On October 5, 2021, the Company entered into s Sub-License and Delegation Agreement (“Hosting Sub-Lease”) by and between Gryphon and the Company, which assigned to the Company certain Master Services Agreement, dated as of September 12, 2021 (the “MSA”), by and between Core Scientific, and Gryphon and Master Services Agreement Order #2 (“Order 2”). The agreement allows for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 14 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. In October 2021, the Company paid $16.3 million to Gryphon for Order 2. The remaining commitment of $35.0 million is to be paid over the next 14 months. The Hosting Sub-Lease shall automatically terminate upon the termination of the MSA and/or Order 2 in accordance with their respective terms. In addition, upon any termination of the Gryphon Merger Agreement by Sphere, Gryphon shall have the right, in its sole discretion, to terminate this MSA in its entirety (including the Hosting Sub-Lease) upon not less than 180 calendar days’ written notice to Sphere.

•On October 5, 2021, the Company issued 579,500 common shares for the exercise of certain outstanding warrants and received proceeds of $533,000.
•On October 5, 2021, the holder of the Company’s Series G Preferred Shares converted 1,000 Series G shares for 363,636 common shares. There are no Series G Preferred Shares outstanding following this conversion.
•On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion rate equal to one Series H Preferred Share for 1,000 common shares of the Company. The Series H Preferred Shares are non-voting and do not accrue dividends.
•In connection with an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”) the Company entered into in July 2021, on October 1, 2021, the Company issued 96,000 Series H Preferred Shares to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s $85.0 million deposit made to FuFu Technology Limited (“BitFuFu”) for cryptocurrency mining hardware and other equipment. The Company has committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new cryptocurrency mining hardware equipment contracts as defined in the Hertford Agreement.
•On October 1, 2021, the Company issued 2,880,000 common shares with a fair value of $17.2 million for a fee incurred under the July 31, 2021 agreement with Majestic Dragon Financial Services Ltd related to the Series H Preferred Shares issued to Hertford on October 1, 2021.
•On October 1, 2021, in consideration for Westworld Financial Capital, LLC (“Westworld”) waiving its rights to consent to any and all past, present and future additional financings by the Company, the parties entered into a second amendment to the Westworld SPA under which the Company issued to Westworld, 850,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $6.00 per share.
•On September 8, 2021, the Company completed a registered direct offering of an aggregate of 22,600,000 common shares, no par value, of the Company, and warrants to purchase an aggregate of 11,299,000 common shares of the Company at a combined offering price of $8.50 per share. The warrants have an exercise price of $9.50 per share. Each warrant is exercisable for one common share and is immediately exercisable and will expire five years from the issuance date. A holder (together with its affiliates) may not exercise any portion of such holder's warrants to the extent that the holder would own more than 4.99% of the Company's outstanding common shares immediately after exercise, except that upon notice from the holder to the Company, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company. Net proceeds, after deducting placement agent's fees, commissions and other offering expenses, were approximately $176.3 million. Maxim Group LLC (“Maxim”) acted as the sole placement agent in connection with the offering. The proceeds will be used, in part, towards the purchase of 60,000 crypto mining machines (“miners”).

•On August 31, 2021, the Company completed the purchase and sale of 2,488,530 units (collectively, the “Units” and individually, a “Unit”) at a combined offering price of $4.25 per Unit with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share of the Company at an exercise price of $6.50 per share immediately exercisable and will expire three years from the issuance date (the “A Warrant”), and (c) a warrant to purchase one common share of the Company at an exercise price of $7.50 per share immediately exercisable and will expire three years from the issuance date (the “B Warrant”) (collectively the “August 2021 Warrants”). The August 2021 Warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 4.99% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). Net proceeds were approximately $10.1 million. The Company intends to use the proceeds for general corporate and working capital purposes.
•On August 9, 2021, FBC Holdings requested the conversion of the remaining outstanding Series B Preferred Shares and the Company issued 510,548 common shares of the Company to FBC Holdings.
•On August 6, 2021, FBC Holdings sold 5,343,778 Series B Preferred Shares of the Company that they held to two investors. The investors immediately requested conversion of the Series B Preferred Shares and the Company issued 2,128,994 common shares of the Company effective August 6, 2021.
•In August 2021, Paycheck Protection Program (PPP) Funds with a principal amount of $447,400 were forgiven by the lender and the Company recorded a gain on forgiveness of liabilities which is included in interest income and other, net.
•On July 31, 2021,the Company entered the Hertford Agreement with Hertford, a privately held company that provides turnkey mining solutions, to provide exclusive right to assume all of Hertford’s rights to a number of bitcoin mining agreements (the “Bitcoin Agreements”) and the right to complete negotiations to secure a long-term contract for 200,000 square foot crypto mining facility (the “Mining Facility Agreement”). The Company has assumed and executed the first Bitcoin Agreement directly with the manufacturer, for the purchase of up to 60,000 new bitcoin mining machines, with deliveries to commence in November 2021 and continue over the course of the next 14 months. In exchange for the assignment of the Bitcoin Agreements and the Mining Facility Agreement, for which the Company has the right, but not the obligation, to complete, and subject to receipt of all necessary regulatory approvals and execution of definitive agreements, the Company will issue to Hertford common shares, as well as issue shares of Series H Preferred Shares of the Company, based upon the achievement of certain milestones. On August 12, 2021, the Company issued 4,500,000 common shares with a fair value of $11.4 million to Hertford in satisfaction of assignment of the Bitcoin Agreements and the Mining Facility Agreement to the Company. Additional consideration will be granted as other key milestones are achieved. The common shares issued by the Company are subject to lock up and leak out agreements for a period of two years, with the initial release starting on the six months anniversary of the Hertford Agreement.
•On July 31, 2021, the Company entered into an agreement with BitFuFu, subsequently amended in September 2021, for the purchase of cryptocurrency mining hardware and other equipment to the Company. The Company has committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. In September 2021, the Company paid an $85.0 million deposit to BitFuFu for prepayment towards the machines to begin delivery in November 2021. The down payment and payment of total purchase price are not refundable, save as otherwise mutually agreed by the Parties. The remaining $220.7 million is payable over the next 12 months.

•On July 31, 2021, the Company retained, Majestic Dragon Financial Services Ltd. (“Majestic Dragon”), to provide consulting and advisory services to the Company commencing on the closing of the Hertford Agreement, dated as of July 31, 2021, for a term ending on the date on which Majestic Dragon and its affiliates or any funds managed by Majestic Dragon cease to own, directly or indirectly, any equity interests of the Company. The Company will pay Majestic Dragon (i) 3.0% of the Hertford Agreement transaction, paid in common shares, which amount shall be paid concurrently with any payment made to Hertford for the placement of the assets to the Company from Hertford pursuant to the terms of the Hertford Agreement, and (ii) 100 Bitcoin per year for a period of two years, payable from the first coin mined in the corresponding year. On August 25, 2021, the Company issued 135,000 common shares with a fair value of a $456,000 under the Majestic Dragon agreement for a finders fee related to the Hertford Agreement.
•On July 13, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series G Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series G Preferred Shares, may, at any time, convert all or any part of the Series G Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. Each Series G Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 80% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.75; however, in no event shall the conversion price be lower than $1.00 per share. The Series G Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
•On July 12, 2021, the Company entered into and closed on a Securities Purchase Agreement with two institutional investors (the “Purchasers”), for the issuance of an aggregate of $10.0 million worth of Series G Convertible Preferred Shares of the Company (the “Series G Preferred Shares”), and the issuance to the Purchasers of an aggregate of 2,000,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $4.00 per share (the “Warrant”). Until the Company obtains the approval of its shareholders to do so, (i) the Series G Preferred Shares can only be converted into a maximum of 4,400,000 common shares and (ii) the Warrant may not be exercised.
•On July 6, 2021, the Company entered into a Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, and further amended on September 29, 2021 (the “Gryphon Note” as amended). The Gryphon Note, pursuant to which the Company loaned in the aggregate to Gryphon $10.0 million, has a payment schedule whereby the principal and accrued interest shall be due and payable commencing on January 1, 2022 continuing until and including December 1, 2024. The Gryphon Note is secured by certain assets of Gryphon and bears interest at the rate of 9.5% per annum.

Results of Operations
The following table sets forth certain financial data as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	53.4	40.0	54.5	48.4
Gross profit	46.6	60.0	45.5	51.6
Operating expenses:
Sales and marketing	27.6	37.8	34.7	31.2
Research and development	28.5	29.7	27.9	33.9
General and administrative	235.0	178.7	238.9	157.9
	291.1	246.2	301.5	223.0
Loss from operations	(244.5)	(186.2)	(256.0)	(171.4)
Interest expense	(0.1)	(27.9)	(18.0)	(16.2)
Interest income and other, net	14.0	80.3	7.8	35.9
Loss before income taxes	(230.6)	(133.8)	(266.2)	(151.7)
Provision for income taxes	—	0.1	—	0.1
Net loss	(230.6)	(133.9)	(266.2)	(151.8)
Dividends on preferred shares	16.1	—	18.4	—
Net loss available to common shareholders	(246.7)%	(133.9)%	(284.6)%	(151.8)%
The Third Quarter of 2021 Compared with the Third Quarter of 2020
Revenue
We had revenue of $1.0 million and $0.9 million during the third quarter of 2021 and 2020, respectively. Revenue primarily consists of service revenue for the third quarter of 2021 and 2020.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Three Months Ended September 30,
	2021	2020	Change
Gross profit	$485	$534	(9.2)%
Gross margin	46.6%	60.0%	(22.3)%
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.3 million for both the third quarter of 2021 and 2020.
Research and Development Expense
Research and development expenses were $0.3 million for both the third quarter of 2021 and 2020.

General and Administrative Expense
General and administrative expenses were $2.4 million and $1.6 million for the third quarter of 2021 and 2020, respectively. The increase of $0.8 million was primarily due to an increase of $0.8 million of costs related to the Hertford asset acquisition and our pending merger with Gryphon, $0.3 million increase related to amortization of intangibles, $0.2 million increase in employee and related expenses primarily associated with an executive incentive bonus, and $0.2 million increase of costs for public relations; offset by a decrease of $0.7 million for outside contractor fees primarily related to business advisory services.
Interest Expense
Interest expense was nil and $0.2 million for the third quarter of 2021 and 2020, respectively. The decrease in interest expense was primarily related to the Oasis debt conversion to equity in April 2021. In the third quarter of 2021, the Company’s debt balance was nil.
Interest Income and Other, net
Interest income and other, net was $0.1 million and $0.7 million for the third quarter of 2021 and 2020, respectively. The third quarter of 2021 income, net, primarily related to a $0.4 million gain on the forgiveness of PPP Funds, including accrued interest, $0.2 million in interest income from notes receivable, and $0.1 million gain on forgiveness of liabilities for settlement of legal fees, offset by $0.6 million of fees paid to Maxim for penalties related to the Company’s fund raises in July and August of 2021. The third quarter of 2020 of income, net, primarily related to a gain on forgiveness of liabilities for settlement of legal fees.
The First Nine Months of 2021 Compared with the First Nine Months of 2020
Revenue
We had revenue of $2.9 million and $2.8 million during the first nine months of 2021 and 2020, respectively. The $0.1 million increase in revenue is primarily a result of a $0.4 million increase in service revenue offset by a $0.3 million decrease of sales units for disk systems from all product lines.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Nine Months Ended September 30,
	2021	2020	Change
Gross profit	$1,307	$1,439	(9.2)%
Gross margin	45.5%	51.6%	(11.8)%
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $1.0 million and $0.9 million for the first nine months of 2021 and 2020, respectively. The increase of $0.1 million was primarily due to an increase in share-based compensation expense.
Research and Development Expense
Research and development expenses were $0.8 million and $0.9 million for the first nine months of 2021 and 2020, respectively. The decrease of $0.1 million was primarily due to a decrease in employee and related expenses associated with a lower average headcount.

General and Administrative Expense
General and administrative expenses were $6.9 million and $4.4 million for the first nine months of 2021 and 2020, respectively. The increase of $2.5 million was primarily due to increases of $1.1 million of costs related to the Hertford asset acquisition and our pending merger with Gryphon, $0.9 million of costs for public relations, $0.3 million in employee and related expenses primarily associated with an executive incentive bonus, $0.2 million of additional directors fees related to the retirement of a board of directors member and the addition of a new board member, and $0.2 million of additional share-based compensation expense; offset by a decrease of $0.3 million for outside contractor fees primarily related to business advisory services.
Interest Expense
Interest expense was $0.5 million for both the first nine months of 2021 and 2020, respectively. Interest expense was primarily for debt costs related to our Oasis debt.
Interest Income and Other, net
Interest income and other, net was $0.2 million and $1.0 million of income, net for the first nine months of 2021 and 2020, respectively. The first nine months of 2021 income, net, primarily related to a gain on the forgiveness of PPP Funds of $1.1 million, including accrued interest, $0.3 million in interest income from notes receivable, and $0.1 million gain on forgiveness of liabilities for settlement of legal fees; offset by a $0.7 million penalty fee related to the Series E Preferred for the failure to file a timely registration statement required under the securities purchase agreement and $0.6 million of fees paid to Maxim for penalties related to the Company’s fund raises in July and August of 2021. The first nine months of 2020 of income, net, primarily related to a $0.8 million gain on forgiveness of liabilities for settlement of legal fees, and $0.2 million recovery of legal fees from insurance.
Liquidity and Capital Resources
We have recurring losses from operations. Our primary source of cash flow is generated from service revenue and sales of our disk automation systems. We have financed our operations through proceeds from private and public sales of equity securities, and our $11.0 million equity purchase agreement with Oasis Capital LLC (“Oasis”). At September 30, 2021, we had cash and cash equivalents of $100.5 million compared to cash and cash equivalents of $0.5 million at December 31, 2020. As of September 30, 2021, we had working capital of $101.8 million reflecting an increase of $103.0 million in current assets and a decrease in current liabilities of $2.6 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we work to maintain and increase our sales volume, as well as our forecasted ability to generate free cash flow from our forthcoming crypto mining operations, and maintain operational efficiencies.
On September 8, 2021, Company completed a registered direct offering of an aggregate of 22,600,000 common shares, no par value, of the Company, and warrants to purchase an aggregate of 11,299,000 common shares of the Company at a combined offering price of $8.50 per share. The warrants have an exercise price of $9.50 per share. Each warrant is exercisable for one common share and is immediately exercisable and will expire five years from the issuance date. A holder (together with its affiliates) may not exercise any portion of such holder's warrants to the extent that the holder would own more than 4.99% of the Company's outstanding common shares immediately after exercise, except that upon notice from the holder to the Company, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company. Net proceeds, after deducting placement agent's fees, commissions and other offering expenses, were approximately $176.3 million. Maxim Group LLC acted as the sole placement agent in connection with the offering. The proceeds will be used, in part, towards the purchase of 60,000 crypto mining machines (“miners”).

On August 31, 2021, the Company completed the purchase and sale of 2,488,530 units (collectively, the “Units” and individually, a “Unit”) at a combined offering price of $4.25 per Unit with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share of the Company at an exercise price of $6.50 per share immediately exercisable and will expire P3Y years from the issuance date (the “A Warrant”), and (c) a warrant to purchase one common share of the Company at an exercise price of $7.50 per share immediately exercisable and will expire P3Y years from the issuance date (the “B Warrant”) (collectively the “August 2021 Warrants”). The August 2021 Warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 4.99% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). Net proceeds were approximately $10.1 million. The Company intends to use the proceeds for general corporate and working capital purposes.
On May 15, 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis, to purchase from the Company up to $11.0 million common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company will control the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.74 per common share, as amended on January 4, 2021, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the Company as it is required. During the nine months ended September 30, 2021, the Company issued 630,000 common shares to Oasis for gross proceeds of $1.3 million under the terms and conditions of the equity purchase agreement. At September 30, 2021, the Company has issued from inception to date, in the aggregate, $1.7 million worth of common shares of the Company under the equity purchase agreement.
Management has projected that cash on hand and use of equity purchase agreement may not be sufficient to allow the Company to continue operations beyond June 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash used in operating activities	$(5,065)	$(1,996)
Net cash used in investing activities	$(99,455)	$—
Net cash provided by financing activities	$204,581	$4,744
The use of cash during the first nine months of 2021 was primarily a result of our net loss of $7.7 million, offset by $1.0 million in non-cash items, which included a penalty fee on our Series E Preferred Shares, gain on extinguishment of debt, amortization of debt issuance costs, share-based compensation expense, and amortization of intangible assets.
During the first nine months of 2021, we received $194.6 million from the issuance of common shares, $9.6 million from the issuance of preferred shares, $1.5 million proceeds from warrants exercised, $0.4 million in proceeds from debt, $0.2 million proceeds from options exercised, offset by payments on debt of $1.1 million, net payments for the Company’s line of credit of $0.4 million and payment of preferred dividends of $0.2 million. During the first nine months of 2020, we received approximately $0.7 million in proceeds from PPP funds and $0.6 million in proceeds from issuance of convertible debt.
Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of September 30, 2021, we had no standby letters of credit outstanding.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to other indefinite-lived intangible assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. There have been no significant changes to our critical accounting judgments, policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2020.
Recent Accounting Pronouncements
See Note 2 - Significant Accounting Policies to our condensed consolidated financial statements for information about recently issued accounting pronouncements.

Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors.
An investment in our Company involves a high degree of risk. In addition to the risk factors and other information included or incorporated by reference to this report, you should carefully consider each of the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed and the trading price of our common shares could decline.
Risks Related to our Business
Failure to complete the Gryphon Merger (the “Merger”) could negatively impact our business, financial condition, results of operations or stock price.
Completion of the Merger is conditioned upon the satisfaction of certain closing conditions, including the approval of the Merger Proposal by our shareholders, as set forth in the Merger Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the Merger is not consummated for these or any other reason, our ongoing business may be adversely affected and will be subject to a number of risks and consequences, including the following:
•we may be required, under certain circumstances, to pay Gryphon a termination fee of $5 million;
•we will be required to pay a portion of the substantial fees and expenses that it incurred related to the Merger, such as legal, accounting, printing and fees and expenses of other professionals retained in connection with the Merger, even if the Merger is not completed and, except in certain circumstances, we may not be able to recover such fees and expenses from Gryphon;
•under the Merger Agreement, we are subject to certain restrictions on the conduct of its business prior to completing the Merger, which restrictions could adversely affect its ability to realize certain of its business strategies, including its ability to enter into additional acquisitions or other strategic transactions;
•matters relating to the Merger may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us;
•the market price of our common shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
•we may experience negative reactions to the termination of the Merger from customers, clients, business partners, lenders and employees; and

•we would not realize any of the anticipated benefits of having completed the Merger.
If the special purpose acquisition company (“SPAC”) that we sponsor does not complete an initial business combination, our entire investment may be lost (other than with respect to public shares we may acquire in the SPAC).
We have wholly-owned subsidiaries that sponsor special purposes acquisition companies. As part of such sponsorship, we purchase certain founder shares of such SPAC. The founder shares, and any additional securities we purchase in the SPAC, will be worthless if the SPAC does not complete an initial business combination. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination.
Risks Related to our Liquidity
Our cash and other sources of liquidity may not be sufficient to fund our operations beyond June 30, 2022. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.
Management has projected that cash on hand and use of the equity purchase agreement may not be sufficient to allow the Company to continue operations beyond June 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.
Risks Related to Our Public Company Status and Our Common Shares
Sales of common shares issuable upon exercise of outstanding warrants, the conversion of outstanding preferred shares, or the effectiveness of our registration statement may cause the market price of our common shares to decline. Currently outstanding preferred shares could adversely affect the rights of the holders of common shares.
As of September 30, 2021, we have in the aggregate 1,000 preferred shares outstanding. The conversion of the outstanding preferred shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred shares.

On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series G Preferred Shares, each shareholder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion rate equal to one Series H Preferred Share for 1,000 common shares of the Company. The Series H Preferred Shares are non-voting and do not accrue dividends.
Additionally, as of September 30, 2021 the Company has warrants outstanding for the purchase of up to 19,512,039 common shares having a weighted-average exercise price of $8.01 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the preferred shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.